UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 2

HPEV, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

404273 10 4

(CUSIP Number)

Jay A. Palmer

Spirit Bear Limited

1470 1st Avenue – No. 4A

New York, NY 10075

Tel.: 212-717-5425

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 24, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404273 10 4	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SPIRIT BEAR LIMITED EIN 27-1347181
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,691,054
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 9,691,054
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,691,054
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 404273 10 4	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

This Amendment No. 2 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on December 21, 2012, with respect to the common stock, par value $0.001 per share, of HPEV, Inc. [symbol OTCQB:WARM] (the “Common Stock”).

The address of HPEV, Inc. (the “Issuer”) is:

HPEV, Inc.

27420 Breakers Drive

Wesley Chapel, FL 33544

Item 4(d). Purpose of Transaction

The shares of Common Stock to which this Schedule 13D relates were initially acquired by the Reporting Person in the ordinary course of business for investment purposes as a passive investment. This Schedule 13D is being filed to reflect a potential change in the Reporting Person’s investment stance.

The Reporting Person intends to review its investment in the Issuer on a continuing basis and may from time to time and at any time in the future, depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as it deems appropriate, including: (i) acquiring additional Shares in the open market or otherwise; (ii) disposing of any or all of its Shares in the open market or otherwise; (iii) seeking a change in the Board of Directors or management of the Issuer, including, but not limited to, the election of one or more new Directors at special meetings of shareholders, by written consent or otherwise.

The foregoing is subject to change at any time, without notice, and there can be no assurance that the Reporting Person will take any of the actions set forth above. Except as otherwise described above in this Item 4, the Reporting Person currently has no plan(s) or proposal(s) that relate to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Person reserves the right to formulate such plans or proposals in the future.

CUSIP No. 404273 10 4	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPIRIT BEAR LIMITED

/s/ Jay A. Palmer

President

April 24, 2013